07006750

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 0 5 2007 210 MAIL PROCESSING SECTION WASH. D.C.

SEC FILE NUMBER
8- 21553

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ford Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Ford World Headquarters, Suite 801, One American Road
(No. and Street)

Dearborn	Michigan	48126
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Manager, Ford Credit Financial Reporting Dept. (313) 845-2553
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

1900 St. Antoine Street	Detroit	MI	48226
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 1 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Barbara Krueger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ford Financial Services, Inc., as of February 26, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC WAYNE COUNTY

Barbara B Krueger
Signature

President
Title

Amy C. Olschanski
Notary Public

Amy C. Olschanski
Notary Public, Wayne County, MI
My Commission Expires August 7, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
MAR 05 2007
WASH. D.C. 210 SECTION

FORD FINANCIAL SERVICES, INC.

Financial Statements and Supplemental Schedules for the year ended December 31, 2006 and Independent Auditors' Report and Supplemental Report on Internal Control

FORD FINANCIAL SERVICES, INC.

CONTENTS

	Pages
Independent Auditors' Report	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 7
Supplemental Data:	
Schedule I - Computation of Net Capital Under SEC Rule 15c3-1	8
Statement of Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3	9
Statement of Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3	10
Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5	11 - 12

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Plaza
1900 St. Antoine Street
Detroit, MI 48226-2263
Telephone (313) 394 6000
Facsimile (313) 394 6555

Report of Independent Auditors

To the Board of Directors and Stockholder of
Ford Financial Services, Inc:

We have audited the accompanying statement of financial condition of Ford Financial Services, Inc. as of December 31, 2006, and the related statement of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ford Financial Services, Inc. at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Schedules on pages 8 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As explained in Note 2 to the financial statements, the Company has adjusted its beginning retained earnings.

As explained in Note 4, the Company's revenues consist solely of commissions and fees earned from affiliated companies. Although it is management's intention that the revenue earned in connection with these related party transactions are representative of fair market rates, it is possible that the terms of these transactions are not the same as those that would result among unrelated parties.

PricewaterhouseCoopers LLP

March 1, 2007

FORD FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

At December 31, 2006

ASSETS	
Cash and cash equivalents	$ 5,145,761
Accounts receivable, affiliates	273,464
Total	$ 5,419,225
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Accounts payable, affiliates (including current income taxes payable of $1,284,194)	3,431,932
Total liabilities	3,431,932
STOCKHOLDER'S EQUITY	
Capital stock, par value $1 a share, 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in surplus	24,000
Retained earnings	1,962,293
Total stockholder's equity	1,987,293
Total liabilities and stockholder's equity	$ 5,419,225

The accompanying notes are an integral part of the financial statements.

FORD FINANCIAL SERVICES, INC.

STATEMENT OF OPERATIONS

For the year ended December 31, 2006

REVENUE	
Commissions (Note 4)	$ 3,971,376
Interest income	241,154
Total revenue	4,212,530
EXPENSE	
Operating expenses	888,309
Income before taxes	3,324,221
Provision for income taxes	1,211,882
Net income	$ 2,112,339

The accompanying notes are an integral part of the financial statements.

FORD FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the year ended December 31, 2006

	Capital Stock	Additional Paid-In Capital	Retained Earnings	Total
December 31, 2005 (As previously reported)	$ 1,000	$ 24,000	$ 1,679,824	$ 1,704,824
Prior Period Adjustment (Note 2)			170,130	170,130
Net Income	-	-	2,112,339	2,112,339
Dividends Paid	-	-	(2,000,000)	(2,000,000)
December 31, 2006	$ 1,000	$ 24,000	$ 1,962,293	$ 1,987,293

The accompanying notes are an integral part of the financial statements.

FORD FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS

For the year ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$ 2,112,339
Adjustments to reconcile net income	
to net cash flows provided by operating activities	
Changes in the following items:	
Accounts receivable, affiliates	494,228
Accounts receivable, outside	25,524
Accounts payable, affiliates	1,084,423
Net cash provided by operating activities	$ 3,716,514

CASH FLOWS FROM INVESTING ACTIVITIES

Net cash flows used in investing activities	-

CASH FLOWS FROM FINANCING ACTIVITIES

Cash dividends paid	(2,000,000)
Net cash used by financing activities	$(2,000,000)
Net change in cash and cash equivalents	$1,716,514
Cash and cash equivalents, beginning of period	$3,429,247
CASH AND CASH EQUIVALENTS, END OF PERIOD	$5,145,761

The accompanying notes are an integral part of the financial statements.

FORD FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1. Nature of Operations

Ford Financial Services, Inc. (the "Company") is a wholly owned subsidiary of Ford Motor Credit Company ("Ford Credit") and is registered under the Securities Exchange Act of 1934 as a broker-dealer; Ford Credit is an indirect wholly owned subsidiary of Ford Motor Company ("Ford"). The Company engages, on an agency basis, in the private placement and settlement of commercial paper and medium-term notes and in the underwriting of debt securities for Ford Credit and certain of its subsidiaries.

Effective December 31, 2006, Ford Financial Services has applied to withdraw its registration and cease operations as a broker/dealer.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition

Commissions for the placement of commercial paper and medium-term notes are recognized as revenue on the date the trade is completed. Commission revenues related to investment banking activity result from fees earned from securities offerings in which the Company acts as underwriter. Revenue is recognized upon completion of the sale of securities to investors.

Estimates

The use of estimates as determined by management is required in the preparation of financial statements in conformity with generally accepted accounting principles. Due to the inherent uncertainty involved in making estimates, actual results may be based upon amounts which differ from those estimates.

Prior Period Adjustment

Retained Earnings at December 31, 2005 was increased from amounts previously reported by $170,130 to reflect commission revenue and related expenses in the appropriate period.

Note 3. Income Taxes

The Company is included in Ford's consolidated United States income tax return. Tax liabilities or credits are allocated to the Company based on its contribution to Ford's consolidated tax position. The provision for income taxes included in the statement of income consisted of the following:

Current	
Federal	$ 1,171,991
State	39,891
Total provision	$ 1,211,882

Note 3. Income Taxes (continued)

A reconciliation of the provision for income taxes as a percentage of income before income taxes, with the United States statutory tax rate is shown below:

U.S. statutory tax rate (with adjustments)	35.0%
Effect of (in percentage points)	
State income taxes	0.8
Other	0.7
Effective tax rate	36.5%

Note 4. Transactions with Affiliated Companies

In 2006, all of the Company's fees are earned from services provided to Ford Credit and certain of its affiliates, including Motown and FCAR I and II Auto Owner Trusts. The fees for such services are specified under Sales Agency Agreements and are in amounts intended to be representative of market rates for similar transactions.

The Company has no direct employees of its own; accordingly, Ford Credit provides the Company with technical and administrative support and securities placement services. The fees for such services totaled $846,195 during 2006. In addition, the Company reimbursed Ford Credit $42,114 for various operating and audit fees.

Note 5. Capital Requirements

Under Rule 15c3-1(a)(2) of the Securities and Exchange Act of 1934, the Company is required to maintain Net Capital of the greater of 6-2/3 percent of total aggregate indebtedness or $100,000. At December 31, 2006, the Company's net capital was $1,610,914, which is $1,382,119 in excess of its minimum net capital requirement of $228,795 and the ratio of aggregate indebtedness to net capital was 2.13 to 1.0.

SCHEDULE I

FORD FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

As of December 31, 2006

NET CAPITAL		
Total stockholder's equity		$1,987,293
Total stockholder's equity qualified for net capital		$1,987,293
Total capital and allowable subordinated liabilities		$1,987,293
Deductions		
Nonallowable assets:		
Accounts receivable, affiliates	273,464	
2% haircut on money market investment	102,915	376,379
Net capital		$1,610,914
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Aggregate indebtedness		$3,431,932
6-2/3 percent of total aggregate indebtedness (or $100,000 if greater) pursuant to Rule 15c3-1(a)(2)		228,795
Excess net capital		$1,382,119
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)		1,267,721
Ratio, aggregate indebtedness to net capital		2.13 to 1.00
RECONCILIATION WITH COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2006		
Net capital, as reported in Part II (unaudited) FOCUS report		$1,754,045
Adjustment to record increase in net income (1)		130,333
Adjustment to record non-allowable asset (1)		(273,464)
Net capital per above		$1,610,914

(1) Adjustment to record certain revenue and expense items in appropriate period.

FORD FINANCIAL SERVICES, INC.

STATEMENT OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3

At December 31, 2006

A computation of the reserve requirements is not applicable to Ford Financial Services, Inc.; the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

FORD FINANCIAL SERVICES, INC.

STATEMENT OF INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

At December 31, 2006

Information relating to possession or control requirements is not applicable to Ford Financial Services, Inc.; the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Plaza
1900 St. Antoine Street
Detroit, MI 48226-2263
Telephone (313) 394 6000
Facsimile (313) 394 6555

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5 – Broker/Dealer

To the Board of Directors and Stockholder of
Ford Financial Services, Inc:

In planning and performing our audit of the financial statements of Ford Financial Services, Inc. (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 1, 2007

END